Exhibit 99.1

Intchains Group Limited Reports Third Quarter and Nine Months 2025 Financial Results

Launches New High-Performing XTM Mining Products to Support Revenue Growth in Q4 2025

Initiates ETH Staking with FalconX with Initial 1,000 ETH in Place

Acquisition of Proof-of-Stake Platform to Advance Cryptocurrency Staking Business

Singapore – November 13, 2025 - Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a company engaged in the provision of altcoin mining products, strategic acquisition and holding of Ethereum-based cryptocurrencies, and active development of innovative Web3 applications, today announced its unaudited financial results for the third quarter (“Q3 2025”) and nine months (“9M 2025”) ended September 30, 2025.

Q3 2025 FINANCIAL HIGHLIGHTS

•	Revenue: Revenue was RMB9.1 million (US$1.3 million), compared to RMB60.3 million for the same period of 2024.

•	Income/(Loss) from Operations: Loss from operations was RMB41.8 million (US$5.9 million), compared to income from operations of RMB16.2 million for the same period of 2024.

•

Change in fair value of cryptocurrencies: The change in fair value of cryptocurrencies was a gain of RMB107.2 million (US$15.1 million) during Q3 2025, compared to a loss of RMB13.1 million for the same period in 2024.

•	Net Income: Net income was RMB74.4 million (US$10.5 million), compared to RMB3.2 million for the same period in 2024.

•	Non-GAAP Adjusted Net Income: Non-GAAP adjusted net income was RMB76.7 million (US$10.8 million), compared to income of RMB6.4 million for the same period in 2024.

•

Cash position: As of September 30, 2025, the Company had cash and cash equivalents, deposits and government securities listed in short-term and long-term investments, in an aggregate amount of RMB473.6 million (US$66.5 million), compared to RMB541.4 million as of December 31, 2024.

9M 2025 FINANCIAL HIGHLIGHTS

•	Revenue: Revenue was RMB184.7 million (US$25.9 million), compared to RMB207.6 million for the same period of 2024.

•	Income/(Loss) from Operations: Loss from operations was RMB21.0 million (US$3.0 million), compared to income from operations of RMB39.8 million for the same period of 2024.

•

Change in fair value of cryptocurrencies: The change in fair value of cryptocurrencies was a gain of RMB79.3 million (US$11.1 million) for 9M 2025, compared to a loss of RMB7.9 million for the same period in 2024.

•	Net Income: Net income was RMB78.7 million (US$11.1 million), compared to RMB38.7 million for the same period in 2024.

•	Non-GAAP Adjusted Net Income: Non-GAAP adjusted net income was RMB85.1 million (US$12.0 million), compared to income of RMB45.7 million for the same period in 2024.

RECENT OPERATIONAL HIGHLIGHTS

•	Launch of New Mining Machines:

•	Tari Network ($XTM): a series of XTM mining products, including the high-performing XT BOX miner and XT CARD.

•	XT BOX is Intchains’ first XTM miner, with a hashrate mode of 580GH/s±5%, a default hashrate power of 400W±5% and a default hashrate power consumption of 0.69J/GH, using algorithm SHA-3X.

•	XT CARD is an algorithm card to mine XTM, designed for Goldshell BYTE, Intchains’ flagship Goldshell product that was first introduced to the market in March 2025.

•	$Alephium ($ALPH): AL CARD is an algorithm card designed for Goldshell BYTE to be used for mining of Alephium.

•

Following the launch of the XT CARD and AL CARD, the BYTE miner is now compatible for mining of $XTM, $ALPH, $DOGE, $ALEO, $LTC, and $BEL, supporting two different algorithm cards at the same time and enabling seamless switching of algorithm cards to maximize mining returns.

•

ETH Accumulation: As of September 30, 2025, the fair value of our cryptocurrency assets other than stablecoins such as USDT and USDC was RMB263.6 million (US$37.0 million), which includes approximately 8,819 ETH-based cryptocurrencies, valued at RMB262.8 million.

•

ETH Staking through FalconX cooperation: In July 2025, Intchains entered into a partnership with FalconX to optimize its ETH acquisition and enhance ETH yields, and has deployed a portion of its ETH holdings into yield-generating activities, including staking and liquidity provisioning, thereby enabling idle assets to generate incremental returns.

•	The Company’s total units of ETH used in staking were 1,000, or 11.3% of its total ETH treasury holdings, as of September 30, 2025.

•

R&D Investments: Since the beginning of 2025, Intchains has invested approximately RMB64.2 million in the development of new mining machines series and the upgrade of existing models. Through these investments, the Company aims to quickly identify, assess, and launch altcoin mining machines in response to altcoin market developments, thereby driving revenue growth through a diversified and evolving portfolio of altcoin mining machines.

ACQUISITION OF A PROOF-OF-STAKE TECHNOLOGY PLATFORM

•

Intchains has entered into a definitive agreement to acquire a Proof-of-Stake (“PoS”) technology platform for $1.3 million from ECHOLINK Limited. The acquisition is expected to close in approximately 30 business days after the relevant closing conditions are met.

•

The acquisition of the PoS platform expands Intchains’ business operations into cryptocurrency staking for both individual and institutional crypto investors, covering four prominent blockchains: Ethereum (ETH), Avalanche (AVAX), Manta (MANTA), and Conflux (CFX), positioning the company for growth in decentralized finance.

•

Upon completion of the acquisition, the PoS platform will become an independent offering under Intchains, operating with a new brand identity. Intchains intends to leverage both the newly acquired PoS platform and the FalconX platform to stake the bulk of its ETH holdings. This initiative forms part of Intchains’ ETH treasury yield-generating strategy, enabling it to diversify ETH holdings and maximize staking returns.

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “As expected, our revenue was impacted by lower sales of mining machines, as our flagship ALEO mining project, which peaked in Q1 2025, has transitioned into a stable stage, as market demand has gradually levelled off following the initial surge. Our quarterly performance is heavily influenced by cyclical volatility, a common dynamic within our industry, and recent results have been consistent with these factors.

Despite less favorable market environment, we remained focused on investing in and advancing the launch of new project-based mining products. We are excited to introduce our first XTM miner series, the XT BOX home miner, and an XT CARD for our BTYE dual-mining machine, further enriching our product lineup and reinforcing the synergy within our mining ecosystem. These XTM products have been well received by our customers, and we expect them to contribute to our top-line growth in Q4 2025.

While we remain committed to our long-term dollar-cost averaging (DCA) strategy to build our ETH treasury position, we paused the purchase of ETH-based cryptocurrencies during the quarter due to tactical funding allocation, and do not currently plan to resume in Q4. This decision reflects our disciplined approach to capital management in the current market environment. That said, we remain optimistic in the long-term digital asset appreciation potential and continue to explore opportunities to enhance ETH yields. As part of this effort, we made the strategic decision to stake the majority of our ETH treasury going forward. We took the first step by staking 1,000 units of ETH onto FalconX’s platform. Additionally, following the completion of our acquisition of the PoS platform, we plan to take full advantage of this platform by staking the bulk of our ETH holdings on both platforms to maximize returns. We believe the launch of yield-generating initiatives building on our ETH position will enable us to generate additional return on our ETH treasury.

Reinforces Going Forward Strategy

Mr. Ding continued, “As we look towards 2026, our growth strategy is centered on key initiatives in both hardware and digital assets, namely, the development and sale of altcoin mining machines, as well as ETH accumulation and staking activities. We expect to receive the test chips for our new Dogecoin mining machine in December. We are confident that, once launched in the first half of 2026, it will become a top-tier DOGE mining product, enabling us to compete effectively in the market and support revenue growth in FY2026. Our continued R&D investment in altcoin mining machine development remains the cornerstone of Intchains’ long-term growth trajectory, and we remain dedicated to strengthening our industry leadership and expanding our market share. At the same time, we anticipate implementing both new and existing ETH initiatives to fully unlock the value potential of our ETH position and improve our overall financial performance.

The addition of the new PoS platform adds to Intchains’ business portfolio, spanning the development of altcoin mining machines, ETH accumulation and yield-generating activities, and the development of Web3 applications. Excited about the growth opportunities in 2026, we look forward to accelerating increased participation and fostering seamless synergy in emerging blockchain ecosystems for our miner customers. As a versatile player in this innovative sector, we aim to drive long-term value for our shareholders.”

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss these financial results at 8:00 PM U.S. Eastern Time on Thursday, November 13, 2025 (corresponding to 9:00 AM Beijing Time on Friday, November 14, 2025).

Participant Dial-in Numbers:

U.S. & International (Toll)	+1 646-307-1963
China (Toll-Free)	+86 400-030-0308
Hong Kong (Toll-Free)	+852 800-960-994
Singapore	+65 3159-1234

Webcast:

A simultaneous audio webcast including accompanying slides may be accessed via the following link: https://edge.media-server.com/mmc/p/3bw4eom7/, or via the investor relations section of the Company’s website https://ir.intchains.com. For those unable to listen to the live webcast, the replay will be available on the Company’s website shortly after the conclusion of the call.

Q3 2025 FINANCIAL RESULTS

Revenue

Revenue was RMB9.1 million (US$1.3 million) for Q3 2025, representing a decrease of 84.8% from RMB60.3 million for the same period in 2024. The decrease was primarily due to cyclical fluctuations in the market and softer demand for our products in this period.

Cost of Revenue

Cost of revenue was RMB18.2 million (US$2.6 million) for Q3 2025, representing a decrease of 6.6% from RMB19.5 million for the same period of 2024. Cost of revenue for Q3 2025 was impacted by impairment charges recorded against excess inventory of certain altcoin mining machines. Softer market demand led to lower selling prices for our altcoin mining products, resulting in lower gross margins for Q3 2025 compared to the same period in 2024.

Operating Expenses

Total operating expenses were RMB32.7 million (US$4.6 million) for Q3 2025, representing an increase of 33.1% from RMB24.6 million for the same period of 2024. The increase was primarily due to higher research and development expenses.

•

Research and development expenses increased by 64.5% to RMB22.7 million (US$3.2 million) for Q3 2025 from RMB13.8 million for the same period of 2024. The increase was primarily due to higher expenses related to preliminary research costs conducted for new projects.

•

Sales and marketing expenses increased by 18.4% to RMB2.4 million (US$0.3 million) for Q3 2025 from RMB2.1 million for the same period of 2024, primarily driven by higher promotion expenses, as well as the increased travel expenses.

•

General and administrative expenses decreased by 12.9% to RMB7.6 million (US$1.1 million) for Q3 2025 from RMB8.7 million for the same period of 2024. The decrease was due to decreased professional fees, partially offset by increased depreciation expenses.

Income/(Loss) from operations

Loss from operations was RMB41.8 million (US$5.9 million) for Q3 2025, compared to income from operations of RMB16.2 million for the same period of 2024. The change from income to loss from operations was primarily attributable to the decrease in revenue and gross profit.

Interest Income

Interest income decreased by 43.1% to RMB2.4 million (US$0.3 million) for Q3 2025 from RMB4.2 million for the same period of 2024, mainly due to cash used to acquire ETH-based cryptocurrencies.

Change in fair value of cryptocurrencies

Change in fair value of cryptocurrencies resulted in income of RMB107.2 million (US$15.1 million) for Q3 2025, compared to a loss of RMB13.1 million for the same period in 2024. The substantial gain for Q3 2025 was primarily a result of an approximate 67.5% increase in the price of ETH during Q3 2025.

Other Income, Net

Other income, net was RMB2.6 million (US$0.4 million) for Q3 2025, compared to RMB2.6 million, for the same period of 2024.

Net Income

As a result of the foregoing, our net income increased by 2258.4% to RMB74.4 million (US$10.5 million) for Q3 2025 from RMB3.2 million for the same period of 2024.

Non-GAAP Adjusted Net Income

Non-GAAP adjusted net income was RMB76.7 million (US$10.8 million) for Q3 2025 as compared to RMB6.4 million for the same period of 2024.

Basic and Diluted Net Income Per Ordinary Share

Basic and diluted net income per ordinary share both were RMB0.61 (US$0.09) for Q3 2025 as compared to RMB0.03 for the same period of 2024.

Non-GAAP Basic and Diluted Net Income Per Ordinary Share

Non-GAAP adjusted basic and diluted net income per ordinary share was RMB0.63 (US$0.09) for Q3 2025 as compared to RMB0.05 for the same period of 2024. Each ADS represents two of the Company’s Class A ordinary shares.

9M 2025 FINANCIAL RESULTS

Revenue

Revenue was RMB184.7 million (US$25.9 million) for 9M 2025, representing a decrease of 11.0% from RMB207.6 million for the same period in 2024. The decrease was primarily due to cyclical fluctuations in the market and softer demand for our products in this period.

Cost of Revenue

Cost of revenue was RMB108.2 million (US$15.2 million) for 9M 2025, representing an increase of 42.9% from RMB75.7 million for the same period of 2024. Cost of revenues was impacted by impairment charges recorded against excess inventory of certain altcoin mining machines. Softer market demand in Q2 and Q3 2025 led to lower selling prices for our altcoin mining products, resulting in lower gross margins for 9M 2025 compared to the same period in 2024.

Operating Expenses

Total operating expenses were RMB97.6 million (US$13.7 million) for 9M 2025, representing an increase of 5.9% from RMB92.1 million for the same period of 2024. The increase was primarily due to increased general and administrative expenses and sales and marketing expenses.

•	Research and development expenses remained relatively steady at RMB64.2 million (US$9.0 million) and RMB63.6 million, respectively, for 9M 2025 and the same period of 2024.

•

Sales and marketing expenses increased by 20.3% to RMB6.7 million (US$0.9 million) for 9M 2025 from RMB5.6 million for the same period of 2024, mainly driven by increased promotion expenses and personnel-related expenses

•

General and administrative expenses increased by 15.7% to RMB26.6 million (US$3.7 million) for 9M 2025 from RMB23.0 million for the same period of 2024, mainly driven by increased personnel-related expenses, professional fees and depreciation expenses.

Income/(Loss) from operations

As a result of the foregoing, loss from operations was RMB21.0 million (US$3.0 million) for 9M 2025, compared to income from operations of RMB39.8 million for the same period of 2024.

Interest Income

Interest income decreased by 30.9% to RMB8.6 million (US$1.2 million) for 9M 2025 from RMB12.5 million for the same period of 2024, mainly due to cash used to acquire ETH-based cryptocurrencies.

Change in fair value of cryptocurrencies

The change in fair value of cryptocurrencies was a gain of RMB79.3 million (US$11.1 million) for 9M 2025, compared to a loss of RMB7.9 million for the same period in 2024. The gain was primarily the result of an approximately 21.4% increase in the price of ETH during the period, in conjunction with an increase in our holdings of ETH-based cryptocurrencies by 3,117 units since the end of 2024.

Other Income, Net

Other income, net, was RMB3.0 million (US$0.4 million) for 9M 2025, compared to RMB2.8 million, for the same period of 2024.

Net Income

As a result, our net income was RMB78.7 million (US$11.1 million) for 9M 2025, compared to RMB38.7 million for the same period of 2024.

Non-GAAP Adjusted Net Income

Non-GAAP adjusted net income was RMB85.1 million (US$12.0 million) for 9M 2025 from RMB45.7 million for the same period of 2024.

Basic and Diluted Net Income Per Ordinary Share

Basic and diluted net income per ordinary share were both RMB0.65 (US$0.09) for 9M 2025 as compared to RMB0.32 for the same period of 2024.

Non-GAAP Basic and Diluted Net Income Per Ordinary Share

Non-GAAP adjusted basic and diluted net income per ordinary share was RMB0.70 (US$0.10) for 9M 2025 as compared to RMB0.38 for the same period of 2024. Each ADS represents two of the Company’s Class A ordinary shares.

About Intchains Group Limited

Intchains Group Limited engages in the provision of altcoin mining products, strategic acquisition and holding of Ethereum-based cryptocurrencies, and active development of innovative Web3 applications. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.1190 on the last trading day of Q3 2025 (September 30, 2025). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Use of Non-GAAP Financial Measures

In evaluating Company’s business, the Company uses non-GAAP measures, such as adjusted income (loss) from operations and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses, and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in Company’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

The Equity Group

Lena Cati, Senior Vice President

212-836-9611 / lcati@theequitygroup.com

Alice Zhang, Associate

212-836-9610 / azhang@theequitygroup.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	322,252	259,483	36,450
USDC	1,690	499	70
Cryptocurrency, current	30,079	1,163	163
Inventories, net	98,614	130,094	18,274
Prepayments and other current assets, net	69,703	79,023	11,100
Short-term investments	198,562	193,201	27,139

Total current assets	720,900	663,463	93,196

Non-current Assets:
Cryptocurrencies, non-current	148,790	263,568	37,023
Long-term investments	20,569	21,647	3,041
Property, equipment, and software, net	157,065	142,692	20,043
Intangible assets, net	3,552	3,145	442
Right-of-use assets	272	—	—
Deferred tax assets	28,942	40,105	5,634
Other non-current assets	9,419	8,347	1,172

Total non-current assets	368,609	479,504	67,355

Total assets	1,089,509	1,142,967	160,551

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	14,847	5,428	762
Contract liabilities	37,447	20,054	2,817
Income tax payable	2,023	—	—
Lease liabilities	272	—	—
Provision for warranty	161	122	17
Accrued liabilities and other current liabilities	21,692	14,531	2,041

Total current liabilities	76,442	40,135	5,637

Total liabilities	76,442	40,135	5,637

Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 120,081,456 and 121,484,348 shares issued, 120,020,962 and 121,423,854 shares outstanding as of December 31, 2024 and September 30, 2025, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	195,236	209,053	29,365
Statutory reserves	51,762	51,926	7,294
Accumulated other comprehensive income	3,777	1,038	146
Retained earnings	762,292	840,815	118,109

Total shareholders’ equity	1,013,067	1,102,832	154,914

Total liabilities and shareholders’ equity	1,089,509	1,142,967	160,551

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months ended September 30,
	2024	2025
	RMB	RMB	US$
Products revenue	60,305	9,145	1,285
Cost of revenue	(19,508)	(18,220)	(2,559)

Gross profit/(loss)	40,797	(9,075)	(1,274)
Operating expenses:
Research and development expenses	(13,769)	(22,651)	(3,182)
Sales and marketing expenses	(2,056)	(2,435)	(342)
General and administrative expenses	(8,744)	(7,615)	(1,070)

Total operating expenses	(24,569)	(32,701)	(4,594)

Income/(Loss) from operations	16,228	(41,776)	(5,868)
Interest income	4,162	2,368	333
Foreign exchange loss, net	(1,301)	(1,407)	(198)
Change in fair value of cryptocurrencies	(13,089)	107,223	15,062
Other income, net	2,581	2,633	370

Income before income tax expenses	8,581	69,041	9,699
Income tax (expense)/benefit	(5,425)	5,391	757

Net income	3,156	74,432	10,456

Foreign currency translation adjustment, net of nil tax	(1,967)	(1,882)	(264)

Total comprehensive income	1,189	72,550	10,192

Weighted average number of shares used in per share calculation
— Basic	119,961,032	121,253,311	121,253,311
— Diluted	120,035,926	121,781,840	121,781,840
Net income per share
— Basic	0.03	0.61	0.09
— Diluted	0.03	0.61	0.09

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Nine Months ended September 30,
	2024	2025
	RMB	RMB	US$
Products revenue	207,590	184,733	25,949
Cost of revenue	(75,700)	(108,172)	(15,195)

Gross profit	131,890	76,561	10,754
Operating expenses:
Research and development expenses	(63,556)	(64,243)	(9,024)
Sales and marketing expenses	(5,571)	(6,702)	(941)
General and administrative expenses	(23,011)	(26,632)	(3,741)

Total operating expenses	(92,138)	(97,577)	(13,706)

Income/(Loss) from operations	39,752	(21,016)	(2,952)
Interest income	12,457	8,602	1,208
Foreign exchange loss, net	(882)	(1,949)	(274)
Change in fair value of cryptocurrencies	(7,906)	79,257	11,133
Other income, net	2,845	3,001	421

Income before income tax expenses	46,266	67,895	9,536
Income tax (expense)/benefit	(7,550)	10,792	1,516

Net income	38,716	78,687	11,052

Foreign currency translation adjustment, net of nil tax	(2,188)	(2,739)	(385)

Total comprehensive income	36,528	75,948	10,667

Weighted average number of shares used in per share calculation
— Basic	119,921,672	120,740,661	120,740,661
— Diluted	120,022,034	120,967,134	120,967,134
Net income per share
— Basic	0.32	0.65	0.09
— Diluted	0.32	0.65	0.09

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Three Months ended September 30,
	2024	2025
	RMB	RMB	US$
Income/(Loss) from operations	16,228	(41,776)	(5,868)
Add:
Share-based compensation expense	3,247	2,244	315
Non-GAAP adjusted operating income/(loss)	19,475	(39,532)	(5,553)
Net income	3,156	74,432	10,456
Add:
Share-based compensation expense	3,247	2,244	315
Non-GAAP adjusted net income	6,403	76,676	10,771

Non-GAAP adjusted net income per share
— Basic	0.05	0.63	0.09
— Diluted	0.05	0.63	0.09

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Nine Months ended September 30,
	2024	2025
	RMB	RMB	US$
Income/(Loss) from operations	39,752	(21,016)	(2,952)
Add:
Share-based compensation expense	6,981	6,427	903
Non-GAAP adjusted operating income/(loss)	46,733	(14,589)	(2,049)
Net income	38,716	78,687	11,052
Add:
Share-based compensation expense	6,981	6,427	903
Non-GAAP adjusted net income	45,697	85,114	11,955

Non-GAAP adjusted net income per share
— Basic	0.38	0.70	0.10
— Diluted	0.38	0.70	0.10

INTCHAINS GROUP LIMITED

UNAUDITED CRYPTOCURRENCY-ADDITIONAL INFORMATION

As of Quarter Ended	Cryptocurrency	Approximate Number of Cryptocurrency Held at End of Quarter		Original Cost Basis	Approximate Average Cost Price Per Unit of Cryptocurrency		Lowest Market Price Per Unit of Cryptocurrency During Quarter (a)		Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price (b)	Highest Market Price Per Unit of Cryptocurrency During Quarter (c)		Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price (d)	Market Price Per Unit of Cryptocurrency at End of Quarter (e)		Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price (f)
		Unit		USD	USD		USD		USD	USD		USD	USD		USD
September 30, 2025	ETH	8,143		21,199,747	2,603		2,373		19,323,339	4,956		40,356,708	4,146		33,760,878
	ETH-Coinbase Staked	676		1,954,713	2,892		2,617		1,769,092	5,444		3,680,144	4,778		3,229,928
	Bitcoin	0.73		75,406	103,296		105,120		76,738	124,533		90,909	114,068		83,270
	USDT&USDC	233,919		233,919	1		1		233,919	1		233,919	1		233,919
	Others	Multiple	*	64,736	Multiple	*	Multiple	*	16,485	Multiple	*	31,184	Multiple	*	22,238

	Total			23,528,521					21,419,573			44,392,864			37,330,233

June 30, 2025	ETH	8,140		21,186,437	2,603		1,385		11,273,900	2,879		23,435,060	2,475		20,146,500
	ETH-Coinbase Staked	676		1,954,713	2,892		1,521		1,028,196	3,172		2,144,272	2,725		1,842,100
	Bitcoin	0.25		22,228	88,912		74,421		18,605	112,000		28,000	107,607		26,902
	USDT&USDC	1,088,040		1,091,633	1		1		1,098,861	1		1,077,659	1		1,088,312
	Others	Multiple	*	64,321	Multiple	*	Multiple	*	13,524	Multiple	*	24,183	Multiple	*	16,606

	Total			24,319,332					13,433,086			26,709,174			23,120,420

March 31, 2025	ETH	6,347		18,031,664	2,841		1,754		11,132,638	3,746		23,775,862	1,842		11,691,174
	ETH-Coinbase Staked	676		1,954,713	2,892		1,914		1,293,864	4,065		2,747,940	2,017		1,363,492
	Bitcoin	12.66		946,882	74,793		76,555		969,186	109,358		1,384,472	83,416		1,056,047
	USDT&USDC	2,108,065		2,111,681	1		1		2,091,378	1		2,124,947	1		2,107,951
	Others	Multiple	*	84,283	Multiple	*	Multiple	*	33,817	Multiple	*	94,121	Multiple	*	37,553

	Total			23,129,223					15,520,883			30,127,342			16,256,217

December 31, 2024	ETH	5,075		15,102,524	2,976		2,309		11,718,175	4,109		20,853,175	3,414		17,326,050
	ETH-Coinbase Staked	627		1,800,713	2,872		2,487		1,559,349	4,450		2,790,150	3,701		2,320,527
	Bitcoin	10.29		720,567	70,026		58,864		605,711	108,389		1,115,323	95,285		980,483
	USDT&USDC	4,425,484		4,428,159	1		1		4,384,335	1		4,469,357	1		4,419,574
	Others	Multiple	*	78,298	Multiple	*	Multiple	*	30,694	Multiple	*	101,589	Multiple	*	69,389

	Total			22,130,261					18,298,264			29,329,594			25,116,023

As of Quarter Ended	Cryptocurrency	Approximate Number of Cryptocurrency Held at End of Quarter		Original Cost Basis	Approximate Average Cost Price Per Unit of Cryptocurrency		Lowest Market Price Per Unit of Cryptocurrency During Quarter (a)		Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price (b)	Highest Market Price Per Unit of Cryptocurrency During Quarter (c)		Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price (d)	Market Price Per Unit of Cryptocurrency at End of Quarter (e)		Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price (f)
		Unit		USD	USD		USD		USD	USD		USD	USD		USD
September 30, 2024	ETH	3,522		10,115,116	2,872		2,116		7,452,552	3,563		12,548,886	2,596		9,143,112
	ETH-Coinbase Staked	627		1,800,713	2,872		2,290		1,435,830	3,926		2,461,602	2,807		1,759,989
	Bitcoin	8.47		549,364	64,860		49,050		415,454	70,000		592,900	63,552		538,285
	USDT&USDC	9,847,687		9,849,266	1		1		9,814,682	1		9,857,395	1		9,845,929
	Others	Multiple	*	105,405	Multiple	*	Multiple	*	36,415	Multiple	*	72,441	Multiple	*	53,661

	Total			22,419,864					19,154,933			25,533,224			21,340,976

June 30, 2024	ETH	1,937		6,179,744	3,190		2,814		5,450,718	3,974		7,697,638	3,394		6,574,178
	ETH-Coinbase Staked	480		1,301,108	2,711		2,954		1,417,920	4,243		2,036,640	3,645		1,749,600
	Bitcoin	3.95		265,883	67,312		56,500		223,175	72,777		287,469	61,613		243,371
	USDT&USDC	10,422,648		10,423,276	1		1		10,386,315	1		10,458,980	1		10,404,063
	Others	Multiple	*	107,484	Multiple	*	Multiple	*	54,226	Multiple	*	122,435	Multiple	*	64,202

	Total			18,277,495					17,532,354			20,603,162			19,035,414

March 31, 2024	ETH	346		999,180	2,888		2,100		726,600	4,094		1,416,524	3,618		1,251,828
	ETH-Coinbase Staked	479		1,297,687	2,709		2,236		1,071,044	4,341		2,079,339	3,842		1,840,318
	Bitcoin	0.67		44,995	67,157		38,501		25,796	73,836		49,470	70,407		47,173
	USDT&USDC	99,583		99,583	1		1		99,583	1		99,583	1		99,583
	Others	Multiple	*	81,571	Multiple	*	Multiple	*	67,814	Multiple	*	124,481	Multiple	*	91,346

	Total			2,523,016					1,990,837			3,769,397			3,330,248